As filed with the Securities and Exchange Commission on
December 30, 1998
                                       Registration No. 333-67439
=================================================================
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                   ___________________________

                         AMENDMENT NO. 1
                               TO
                            FORM S-2
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933
                   ___________________________

                  DYNAMICWEB ENTERPRISES, INC.
         (Name of Small Business Issuer in Its Charter)

      New Jersey                 7372              22-2267658
(State or other Juris-    (Primary Standard     (I.R.S. Employer
diction of Incorpora-    Industrial Classif-     Identification
 tion or Organization    ication Code Number)        Number)

                  DynamicWeb Enterprises, Inc.
                        271 Route 46 West
                      Building F, Suite 209
                   Fairfield, New Jersey 07004
                         (973) 244-1000
       (Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

                    Steven L. Vanechanos, Jr.
                     Chief Executive Officer
                  DynamicWeb Enterprises, Inc.
                        271 Route 46 West
                      Building F, Suite 209
                   Fairfield, New Jersey 07004
                         (973) 244-1000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:
Stephen F. Ritner, Esquire         Irwin A. Kishner, Esquire
Scott H. Spencer, Esquire          Herrick, Feinstein, LLP
Stevens & Lee                      2 Park Avenue
One Glenhardie Corporate Center    New York, New York 10016
1275 Drummers Lane                 (212) 592-1435
P.O. Box 236
Wayne, Pennsylvania 19087
(610) 964-1480
                   ___________________________

Approximate date of commencement of proposed sale to the public:
From time to time, at the discretion of the selling shareholders, after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If this Form is a post-effective registration statement filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE
=================================================================
                                Proposed    Proposed
Title of Each         Amount    Maximum     Maximum
Class of Secur-       to be     Offering    Aggregate   Amount of
  ities to be         Regis-    Price Per   Offering    Registra-
  Registered         tered(1)    Unit(1)    Price(1)    tion Fee
_________________________________________________________________
Common Stock           3,000     $2.43       $7,290        $2.15


-----------------------------------------------------------------
Common Stock          769,230    $ 2.43  $1,869,229      $551.42
issuable upon
conversion of
convertible
preferred stock(2)
_________________________________________________________________

Common Stock         162,500      $6.00      $825,000    $287.62
issuable upon
exercise of
warrants(3)
_________________________________________________________________

Common Stock          45,000      $5.50      $247,500     $73.01
issuable upon
exercise of
options of
Perry & Co.(4)
_________________________________________________________________
Common Stock          45,000      $5.50      $247,500     $73.01
issuable upon
exercise of
options of
Joel Arberman.(4)
=================================================================
(1) Estimated pursuant to Rule 457(a) solely for purposes of calculating the Registration Fee.
(2) Calculated pursuant to Rule 457(g)(3) in accordance with paragraph (c), using the average of the bid and asked prices on November 10, 1998, solely for the purposes of calculating the Registration Fee.
(3)     Calculated pursuant to Rule 457(g)(1) using a fixed

        exercise price of $6.00 per share for the Common Stock,

        solely for the purposes of calculating the Registration

        Fee.
(4)     Calculated pursuant to Rule 457(g)(1) using a fixed

        exercise price of $5.50 per share for the Common Stock,

        solely for the purposes of calculating the Registration

        Fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
=================================================================

                      Cross Reference Table

                    Location in Prospectus of
         Information Required by  Part  I  of  Form  S-2

Item
 No.   Caption                           Location in Prospectus
 1     Front of the Registration        Outside Front Cover Page
       Statement and Outside Front
       Cover Page of Prospectus

 2     Inside Front and Outside Back    Inside Front Cover Page
       Cover Pages of Prospectus        and Outside Back Cover

                                        Pages, Additional

                                        Information

 3     Summary Information and Risk     Prospectus Summary,

       Factors                          Risk Factors

 4     Use of Proceeds                  Not Applicable

 5     Determination of Offering        Offering Price
       Price

 6     Dilution                         Not Applicable

 7     Selling Security Holders         Selling Security Holders

 8     Plan of Distribution             Plan of Distribution

 9     Description of Securities        Description of Securities

 10    Interests of Named Experts       Legal Matters, Experts
       and Counsel

 11    Information with Respect to      Incorporation of Certain

       Registrant                       Information by Reference

 12    Incorporation of Certain         Incorporation of Certain
       Information by Reference         Information by Reference


 13    Disclosure of Commission         Disclosure of Commission
       Position on Indemnification      Position on
       for Securities Act               Indemnification for
       Liabilities                      Securities Act
                                        Liabilities

                           PROSPECTUS

                        1,024,730 SHARES
                  DYNAMICWEB ENTERPRISES, INC.
                          COMMON STOCK

     This prospectus ("Prospectus") relates to an total of 1,024,730 shares (the "Shares") of common stock, $.0001 par value (the "Common Stock") of DynamicWeb Enterprises, Inc. Throughout this Prospectus, DynamicWeb Enterprises, Inc. is referred to as either the "Company," "DynamicWeb," or "we" or "us." The Shares under this Prospectus are being sold by certain selling security holders (the"Selling Security Holders") described below. The Selling Security Holders are parties other than the Company who either presently own Shares of the Company or who have a right to acquire Shares of the Company in the future. This offering (the "Offering") consists of six components:

     (i) The Shaar Fund Ltd. (the "Shaar Fund") purchased 1,500 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and 137,500 Warrants (the "Shaar Warrants") in a Regulation D private placement. A Regulation D private placement is a sale of stock that does not require registration under the Securities Act of 1933, as amended (the "1933 Act"). A total of 906,730 of the Shares has been acquired or may be acquired by the Shaar Fund at different times by the exercise of conversion rights of the Preferred Stock and the exercise of the Shaar Warrants. The Shares acquired may be sold from time to time by the Shaar Fund.

     (ii) Perry & Co. ("Perry") received 45,000 stock options, (the "Perry Options") as payment for investor relations services it has agreed to provide to the Company under the terms of an agreement dated April 2, 1998. The Perry Options give Perry & Co. the right to purchase 45,000 Shares which may be sold from time to time by Perry.

     (iii) The Malachi Group, Inc. ("Malachi") received 8500 warrants (the "Malachi Warrants") as payment for investor relations services it provided to the Company in 1998.

     (iv)  Peter Baxter, Jr. ("Baxter") received 1,000 shares of
Common Stock and 8500 warrants (the "Baxter Warrants") as payment for investor relations services it provided to the Company in 1998.

     (v)  Joel Arberman ("Arberman") received 45,000 options (the
"Arberman Options") as payment for investor relations services he agreed to provide to the Company under the terms of an agreement dated April 2. 1998

     (vi) Zazoff Associates, L.L.C. ("Zazoff") received 2,000 shares of Common Stock and 8000 warrants (the "Zazoff Warrants") as payment for investor relations services it provided to the Company in 1998.

     The Company's Common Stock is traded on the National
Association of Securities Dealers, Inc. ("NASD") Over-the-Counter
("OTC") Bulletin Board under the symbol "DWEB."

     The Company will not receive any of the money from any sales made by the Selling Security Holders. All expenses of registration incurred in connection with this offering are being paid by the Company, but all selling and other expenses incurred by the Selling Security Holders will be paid by the Selling Security Holders if and when they sell their Shares. See "Selling Security Holders."

     THE SECURITIES OFFERED HERE ARE SPECULATIVE AND INVOLVE A
SUBSTANTIAL DEGREE OF RISK.  PROSPECTIVE INVESTORS SHOULD
CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS" AT
PAGE 3.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus is __________ __, 1998.

                      AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is Part I of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth therein. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, DC at 450 Fifth Street, NW, Washington, DC 20549 upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charge.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, DC 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW. Washington, DC 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, such as the Company. The address of such site is http://www.sec.gov.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference herein the following documents filed with the Commission pursuant to the Exchange Act, except those portions described in detail below.

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1997;

     2. The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended December 31, 1997, March 31,
          1998, and June 30, 1998.

     3.   The Company's Proxy Statement filed June 25, 1998.

     4.    All other reports filed pursuant to Section 13(a) or

                 15(d) of the Securities Exchange Act of 1934

                 since September 30, 1997.

     This Prospectus is accompanied by a copy of the Company's latest Form 10-KSB and Form 10-QSB\A No. 1. The Company will provide upon request, without charge, to each person to whom a prospectus is delivered a copy of the additional documents listed above, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be made to: DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004. Telephone number (973) 244-1000.

          ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY SUCH STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

          THE BUSINESS OF DYNAMICWEB ENTERPRISES, INC.

          DynamicWeb is involved in the business of "electronic commerce." The term "electronic commerce" is a shorthand expression for how businesses use computers to electronically send and receive business documents. This allows businesses to reduce or eliminate the paperwork involved in buying and selling their products.

          DynamicWeb develops and sells computer software products and provides services to businesses to help them engage in electronic commerce.

Background of the Industry

          In electronic commerce, computers and
telecommunications take the place of paper documents, mail and faxes. Businesses now use computers to electronically send and receive a wide variety of business documents. These include, for example, product catalogs, price lists, purchase orders and invoices.

          Electronic Data Interchange ("EDI") is a specific form of electronic commerce. It refers to when a business transmits data with its customers or its vendors in the course of a business transaction. A typical example of EDI is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. The computers of the buyer and the seller communicate and exchange the relevant information. They use an agreed-upon or standard format to do so.

          In an earlier stage of electronic commerce, companies that wanted to do business electronically needed to have an arrangement with special type of computer network. That network is referred to as a value-added computer network, or "VAN." A VAN provides standardized forms and acts as a kind of electronic post office, where data and forms are exchanged, parties can communicate via email, and funds can be electronically transferred.

DynamicWeb's Products and Services

          Primarily, our business is providing electronic commerce services including the sale of the computer equipment and software for customers who want to engage in electronic commerce. We function as the customer's data service center in support of their electronic commerce transactions. Second, we provide consulting services in the area of electronic commerce.

          We sell three principal electronic commerce packages:
  <PAGE 1>
               - Our first package is called EDIxchange(sm). It allows businesses to deal with each other electronically through a document exchange network. We sell this package primarily to customers who do not have an internal electronic commerce capability.

               - Our second package is called EDIxchange(sm) Buy or Sell. It allows businesses that already are set up to conduct electronic commerce transactions to offer electronic commerce capability to their customers or suppliers who do not yet have that capability.


               -  Our third package is called EDIxchange
Connect(sm). It is a narrower product for companies that use the RealWorld and Synchronics computerized accounting systems. It allows users of those systems to either send or receive documents electronically directly from within the accounting system. For example, a company could electronically send the company's income statement to another party. Additionally, we offer an option with EDIxchange Connect(sm) that allows a business to electronically create a shipping list or product list.

Current Customers

          The following charts show some of our customers and the packages that they are using.


                         EDIxchange(sm)

Company             Business

Sound Design, Inc.  Manufacturer of electronic equipment
Church & Dwight     Manufacturers of Arm & Hammer Baking Soda
Royal Daulton       Maker of fine china
Rusberrie           Manufacturer of Gift Items


                   EDIxchange(sm) Buy or Sell

Company                             Business

Rite Aid Pharmacy                   Retail pharmacy chain
Southern New England Bell
  Telephone                         Communications
Service Merchandise                 Retail discount chain
Linens N' Things                    Retail home accessories
Great American Knitting Mills       Makers of Gold Toe socks

Recent Business Changes

          In May 1998, we bought Design Crafting, Inc., a company that provided electronic commerce consulting services. We felt
<PAGE 2> that the purchase of Design Crafting, Inc. would help us expand our consulting services.

          Before September of 1998, we had a business structure that was composed of a parent company, DynamicWeb Enterprises, Inc., and four subsidiaries. On September 30, 1998, we merged all of the subsidiaries into the parent company to help streamline the structure of our organization.

                          RISK FACTORS

          The purchase of our common stock is very risky. You should not invest any money you cannot afford to lose. Before you buy our stock, you should carefully read this entire Prospectus. We have highlighted for you what we think are the major risks which could most affect our business. There are certainly other risks that could affect our business.

Continuous Losses

          DynamicWeb has been engaged in the electronic commerce business since only March of 1996. We have lost money every quarter since that time. As of June 30, 1998, we had lost a total of $5,595,349. We cannot give assurances that we will soon make a profit or if we will ever make a profit. Among other things, we have to market and sell substantially more of our products and services and hire and keep good employees. We cannot give assurances that we will be successful in our efforts.

Auditors' Going Concern Considerations

          Our auditors' opinion on our financial statements as of September 30, 1997, calls attention to substantial doubts as to the ability of the Company to continue as a going concern.

Need for More Capital

          We raised approximately $3.2 million net of expenses when we sold our stock in a public offering in February 1998. As of August 1998, we had spent the money from the sale to run the company. We raised a net amount of $779,000 from the sale of the first portion of the Preferred Stock to the Shaar Fund in August, 1998. By December of 1998, we had used that money to run the Company. We raised an additional $500,000 in the sale of the second and final stage of the Preferred Stock in December of 1998. We anticipate that money will last until approximately March 1999.

          We believe we will need to raise a large amount of additional capital to survive and to become a profitable business. If we are not able to raise additional funding in a timely manner, we may have to scale back our operations or possibly cease operations. If we sell more common stock, the interests of existing investors in DynamicWeb may be diluted,
<PAGE 3> meaning that their percentage ownership of the Company will be reduced.

Expected Operating Losses

          We expect to lose substantial amounts of money in the near future. We do expect that our sales will increase substantially in the near future. However, our expenses have been increasing substantially and will continue to do so, because we have hired more employees and need to spend more money to develop and market our products. We cannot give any assurances that the Company will ever be able to make a profit.

New Product Risk

          Electronic commerce products are new. At this time, there is limited use of electronic commerce products. As with any new product, its acceptance by customers is unpredictable. There are many competitors trying to sell the same kind of products as DynamicWeb. We may never sell enough products to make a profit.

          Companies have used other traditional means of doing business for many years. It is difficult to convince companies to adopt new technology. We need to convince a large number of industries that using electronic commerce means is the best way for them to conduct business.

Dependence on the Internet

          We have based our future on the development of the Internet. The Internet is a way for a customer to use his or her computer to access a worldwide network of computers. The Internet allows a computer in one location to talk to or communicate with a computer at any location in the world through the network. The Internet has a number of problems that could affect our business. Improvements are needed in protecting information sent through the Internet; we need increased reliability of the Internet and new, faster ways of transferring information are necessary for our products to become more attractive to customers. The Internet improvements are not under our control. We must depend on others to address these improvements.

          At this time, the costs of using the Internet are based on a monthly charge. For the monthly charge, a business can send one or one million transactions over the network and the cost of access does not change. We do not know if the favorable monthly charge system will continue or if future government regulations will drive up the cost of using the Internet.

          The Internet lacks a uniform, consistent way to keep company information sent via the Internet safe and secure. Until this problem is addressed, use of the Internet to conduct business is likely to develop more slowly. <PAGE 4>

Technology Changes

          Technological changes in the computer software industry happen rapidly. If we don't respond to those changes quickly and efficiently, we will not be a competitive company in the industry. We face a significant danger because we presently only have three products to sell and they all provide essentially one service.

Penny Stock

          Any stock which falls below $5.00 per share selling price in the public market is called a "Penny Stock." A Penny Stock is subject to certain rules issued by the Securities and Exchange Commission before an investor can purchase the shares. These rules are designed to protect investors from gambling on cheap stocks in hopes of picking the occasional big winner. When our stock falls below $5.00 and becomes a Penny Stock, it makes it difficult for a broker or dealer to sell the stock to an investor because of the extra steps the broker/dealer must take before selling the stock. Although there are exceptions to the rules for certain institutional or high net worth individuals, usually, the broker\dealer must: (a) determine the suitability of the purchase for the particular investor; (b) provide a first time investor in Penny Stock with a document disclosing the risks of investing in this type of stock; and (c) have the purchase approved by a compliance officer of the brokerage firm. These rules have been enacted because of the history of the substantial risk of the loss of an investment in Penny Stocks. Because of the time required to comply with these requirements it could become difficult for you to sell an investment in DynamicWeb if our stock is subject to the "Penny Stock" rules. You may want to sell your shares of the Company at a time when you can show a profit, however by the time a sale of your shares is approved, the stock price may have declined to the point where you will have a loss on your investment. A sale of Penny Stock does not usually take place as quickly as that of a stock trading on a national stock exchange. Because of the difficulty in dealing in Penny Stocks, many broker\dealers are unwilling to participate in buying and selling our shares. Our stock has recently sold for over $5.00, however the price has often been quoted below $5.00 and has been subject to the additional "Penny Stock" rules.

Market for Shares

          Our common stock has not been traded actively and the investment community has not shown a great deal of interest in our shares. Simply, there have been relatively few buyers and sellers of our stock. We have recently agreed to have our shares marketed over the Internet. We had hoped that the additional public exposure about us and our products would increase the interest in our stock, but we have not seen a significant change in the number of shares being traded. Because we are not traded on a national exchange, the quotation for the price of our stock is difficult for an investor to obtain without professional help.

 <PAGE 5> Out stock quote is generally not found in many daily newspaper quotations. All of these factors may make it difficult to sell your shares of DynamicWeb, since investors do not have easy access to information concerning our stock.

Competition

          The electronic commerce industry is intensely competitive and changes rapidly. There are many larger, more established companies such as Microsoft and IBM that sell electronic commerce packages. We are faced with significant competition from those companies that are already established in the industry. They have significantly more resources than we do.

We expect competition to intensify in the industry.

Reliance on Other Software

          We use software that is licensed from other companies with our software products. The licensed software is an essential part of our products. We do not have exclusive rights to any of the essential software; it can be licensed to anyone, including our competitors. Any of the essential software could become unavailable or too expensive for us to use with our products. If any of the essential software licenses becomes unavailable, our products would have to be redesigned or new software obtained. There can be no assurance that is possible.

Reliance on PERL.

          The Company's software is written using Practical Extraction and Reporting Language ("PERL"). This language is presently used to write software for use on the Internet. Because the Internet design and standards for use are not controlled by any certain organization or individual, the continued use of PERL for Internet programs is not guaranteed. If the programming language for the Internet were to change, we could incur substantial expenses in an attempt to continue to support and develop PERL.

Dependence on Distribution and Marketing Relationships

          We do not have a large number of sales and marketing employees. Consequently, our distribution channels are limited.
We need to achieve broad distribution of our products to generate sales for the Company. We must maintain and develop relationships with leading companies that market software products and electronic commerce services.

Dependence on Intellectual Property Rights

          We use software technology that was developed by us for use on the Internet. We have applied for a patent on the software, called NetCat, but have not yet been granted the patent. We may not get the patent or even if we do it may not sufficiently protect our rights in the technology. The patent
<PAGE 6> would not provide protection outside of the United
States. Even if the patent is granted, it may be challenged and we may have to spend a significant amount of money to defend the patent.

          Patent infringement litigation is common in the electronic commerce industry. We don't think we are infringing on any patents or other intellectual property rights. However, if we are accused of violating another company's intellectual property rights, we may have to spend significant amounts of money defending ourselves.

Risks Associated with Encryption Technology

          The security of sending and receiving financial data over the Internet is a major concern for our customers and for us. We provide encryption of the data exchanged using our products through the use of a third party encryption technology. With the rapid advances and changes in the encryption technology area, we cannot guarantee that the system we use to protect customer data will not be compromised. If our system of protection and others like it in use on the Internet become compromised, it could materially affect our business. Convincing customers to use the Internet for financial transactions without being able to guarantee the privacy of their information would be extremely difficult.

Liability and Availability of Insurance

          We are responsible for the electronic exchange of many types of business documents using our products and systems. These documents include the operational documents of our customers such as orders, invoices, shipping and payment documents. If for any reason we were unable to provide our service, we could be liable to our customers for their loss of business. We carry insurance policies to try and protect us in the event that we are sued by any customer for loss of business due to our failure to provide contracted services. Although we believe that we have adequate policies in effect, there is no guarantee that they will be sufficient to cover all potential losses.

Business Fluctuations

          We are a new business venture. Most new business ventures experience fluctuations in revenue as they build their customer base and attempt to sell their new products in the marketplace. Without a large client base with a history of purchasing our services, we are unable to predict with any level of confidence the levels of revenue we will be able to generate over the near future. Our revenues could fluctuate over a wide range as we pursue establishing our business. This fluctuation may cause rapid changes in the price of our stock.
  <PAGE 7>
Key Personnel

          Our success will depend largely on retaining several of our key senior management and technical personnel. This includes our Chairman of the Board, Steven L. Vanechanos Jr., James D. Conners, President of the Company and Kenneth R. Konikowski, Executive Vice President of the Company. The Company requires key personnel sign a confidentiality and non-competition agreement as part of their employment but these do not protect us from the loss of their knowledge and expertise were they to leave the Company. We have key man life insurance in the amount of $3,000,000 on Steven L. Vanechanos, Jr.

Ability to Attract Qualified Personnel

          We feel our success in the future is highly dependent on attracting additional highly skilled, technical, professional services, management and sales and marketing personnel. The market for these types of professionals is highly competitive and more established companies are able to provide higher salaries and better benefits. The intensely competitive nature of the market for skilled personnel is expected to continue indefinitely.

Management of Growth

          If the Company were to experience a period of rapid growth it would require significant changes in our current operating structure and environment to handle that change. We would need to change operations, hire more personnel, and improve numerous internal Company policies and systems to accommodate the change. There is no guarantee that the Company could successfully manage those changes without a negative effect on our revenues.

Ability to Issue Blank Check Preferred Stock: New Jersey Anti-
Takeover Provisions.

          The Board of Directors has the authority to issue 5,000,000 shares of Preferred Stock without the approval of the Shareholders. The Board can also determine any dividend, conversion ratio or privilege pertaining to the Preferred Stock without Shareholder approval. We have already issued 1500 Preferred Shares to the Shaar Fund, Ltd. Although the issuance of Preferred Stock enables us to obtain additional revenue for use by the Company in our operations it potentially makes us less attractive and more difficult for a third party to acquire the Company. The acquisition of the Company might be a welcome event from the Company's viewpoint, the issuance of the Preferred Stock could greatly hinder that possibility. A potential acquirer of the Company may not be able to acquire a majority of the outstanding stock needed to acquire the Company because of the outstanding shares of Preferred Stock and the associated conversion rights.
  <PAGE 8>
          Additionally, New Jersey Law prevents the Company from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date on which the person became an "interested stockholder". A person is considered an "interested stockholder" once they own over 10% of the Company's shares. The exception to this rule allows a "business combination" if the Board of Directors had approved the combination prior to the person becoming an "interested stockholder. The application of this rule could make it difficult for the Company to pursue what could be a positive "business combination".

          An additional hurdle to a potential positive acquisition of the business by a third party is created by the system of election of the Board of Directors. Our Company By-Laws (the rules under which we must operate) require that our Board of Directors be elected for staggered terms. This provision of our By-Laws would make it difficult for a third party to obtain control of the Company since they could only elect a portion of the Board members at the expiration of each term. This system of election of Directors reduces the likelihood of the Company being viewed as an attractive acquisition candidate.

Government Regulation and Legal Uncertainties.

          Presently, we are not subject to direct regulation by any federal or state governmental agency, other than the rules that are applied to businesses in general. The general business rules apply to doing business over the Internet. If the Internet becomes more accepted as a means of doing business, it is possible that additional rules specific to doing business on the Internet could be issued by various agencies or governmental bodies. If the Internet becomes subject to additional rules and restrictions as to its use for businesses, it may have a dampening effect on the growth of the use of the Internet for electronic commerce.

Possible Volatility of Stock Price

          Our stock price is subject to the volatility inherent to a public company. Investors react to news of operating results, innovations in the industry and changes in general economic conditions. Stocks in the technology industry are particularly volatile in their reaction to these types of factors. There is always the possibility that our shareholders will blame us for taking some inappropriate action that causes the loss of their investment. In the past these types of situations have resulted in shareholder litigation. If this type of shareholder action were to happen, it would cost us significant amounts of money to litigate.
  <PAGE 9>
Substantial Options and Warrants Reserved

          We have an Employee Stock Option Plan. We can issue options to purchase a total of 234,764 shares of Common Stock to our employees and officers under this Plan. To date, we have issued 203,392 options. We also have a Stock Option Plan for Outside Directors and we may issue a total of 78,254 options under this Plan. We have granted 15,648 options to outside directors to date. We have granted warrants to existing shareholders to purchase 125,000 shares of the Company at $6.00 a share in return for a previous contribution of their Common Stock back to the Company. The Shaar Fund owns warrants for purchase of 137,500 shares of Common Stock at $6.00 a share in connection with a private placement of Preferred Stock. The exercise of any or all of the Options and Warrants may further dilute the net tangible book value of your investment in the Company. Additionally, the holders of the options and warrants may exercise them at a time when the Company would have been able to sell the associated shares to someone else at a higher price.

                    SELLING SECURITY HOLDERS

Background

          There are six Selling Security Holders: (i) the Shaar Fund has the right to acquire up to 769,230 shares of the Common Stock upon conversion of the Convertible Preferred Stock and up to 137,500 additional shares of Common Stock upon exercise of the Shaar Warrants; (ii) Perry & Co. has an option to purchase 45,000 shares of Common Stock, which option it received as compensation for services rendered in 1998; (iii) The Malachi Group, Inc. ("Malachi") has the right to acquire up to 8500 shares of Common Stock upon exercise of warrants received for services rendered in 1998; (iv) Peter Baxter, Jr. ("Baxter") received 1,000 shares of Common Stock and 8500 warrants as payment for services rendered in 1998, the warrants give Baxter the right to acquire an additional 8500 shares of Common Stock. 1998, ; (v) Zazoff Associates, L.L.C. ("Zazoff") received 2,000 shares of Common Stock and 8000 warrants as a payment for services rendered in 1998, The warrants give Zazoff the right to acquire an additional 8000 shares of Common Stock; and (vi) Joel Arberman ("Arberman") has an option to purchase 45,000 shares of Common Stock, which option it received as compensation for services rendered in 1998.

The Shaar Fund

          The registration statement of which this Prospectus is a part is being filed, and the Shares offered hereby by the Shaar Fund are included herein, pursuant to registration rights as provided for in the registration rights agreement and option agreements entered into between the Company and the Shaar Fund (collectively, the "Shaar Registration Rights"). Due to the ability of the Shaar Fund to determine when and whether they will sell any Shares under this Prospectus and the uncertainty as to how many of the shares of Preferred Stock and Warrants will be converted or exercised, the Company is unable to determine the exact number of shares that the Shaar Fund will actually sell pursuant to this Prospectus.

          In addition, the Company cannot determine how many shares of Common Stock the Shaar Fund will acquire upon conversion of the Preferred Stock, since the actual number of shares of Common Stock to be issued upon the conversion of the Series A Convertible Preferred Stock will be determined by a formula. The tendering for conversion of each share of the Preferred Stock, in the amount of $1,000 per share, will be credited towards the purchase of the Common Stock at the following prices: (i) for Preferred Stock exchanged between 0-180 days after purchase, the lesser of $5.50 a share or 85% of Market Price (the average of the lowest 3 days (which do not have to be consecutive) closing bid prices of the Common Stock for the 20 trading days immediately preceding the conversion of the common stock (the "Market Price"),; (ii) for Preferred Stock exchanged
<PAGE 11> between 180-360 days after purchase, 80% of Market
Price; and (iii) for Preferred Stock exchanged 360 days or more after purchase, 78% of Market Price.

          The Shaar Fund is the holder of 1500 shares of the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock ranks (i) prior to any class or series of capital stock of the Company created subsequent to its issue and
(ii) prior to the Common Stock; (iii) equally with any class or series or capital stock of the company created subsequent to its issue that specifically ranks on parity with the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has a 6% per annum cumulative dividend preference. The dividend preference applies to all classes of stock excepting a class or series created of equal ranking, in which case, the dividend is paid ratably between the equally ranked series. In the event of a liquidation of the company, no distribution may be made to any holder of any shares of any capital stock of the Company prior to a distribution being made to the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock has no voting power except in corporate matters; (i) affecting the rights, preferences and privileges of the stock and; (ii) proposed liquidation, dissolution, merger, consolidation or recapitalization actions.

          The Shaar Fund is the holder of Warrants to purchase 137,500 shares of the Common Stock at an exercise price of $6.00 per share. The Warrants have no dividend, voting or preemption rights. The holders of the Warrants are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company.

Perry & Co.

          The Common Stock relating to the Perry & Co. Option is included herein pursuant to the registration rights provided for in the agreement for investor relations services between the Company and Perry & Co. Due to the ability of Perry & Co. to determine when and whether it will sell any Shares under this Prospectus, the Company is not able to determine the exact number of shares that Perry & Co. will actually sell pursuant to this Prospectus.

          The Perry Options entitle the holder to purchase 45,000 shares of the Common Stock at an exercise price of $5.50 per share. The Perry Options have no dividend, voting or preemption rights. The holder of the Perry Options are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company. The Perry Options expire April 2, 2000.

The Malachi Group, Inc.

          The Common Stock relating to the Malachi warrants is included herein pursuant to the registration rights provided for in an agreement for investor relations services between the
<PAGE 12> Company and Malachi.  Due to the ability of Malachi to determine when and whether it will sell any Shares under this Prospectus, the Company is not able to determine the exact number of shares that Malachi will actually sell pursuant to this Prospectus.

          The Malachi Warrants entitle the holder to purchase
8500 shares of the Common Stock at an exercise price of $6.00 per share. The Malachi Warrants have no dividend, voting or preemption rights. The holder of the Malachi Warrants are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company.

Peter Baxter, Jr.

          The Common Stock and warrants held by Baxter is included herein pursuant to the registration rights provided for in an agreement for investor relations services between the Company and Baxter. Due to the ability of Baxter to determine when and whether it will sell any Shares under this Prospectus, the Company is not able to determine the exact number of shares that Baxter will actually sell pursuant to this Prospectus.

          The Baxter Warrants entitle the holder to purchase 8500 shares of the Common Stock at an exercise price of $6.00 per share. The Baxter Warrants have no dividend, voting or preemption rights. The holder of the Baxter Warrants are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company.

Joel Arberman

          The Common Stock relating to the Arberman Options is included herein pursuant to the registration rights provided for in the agreement for investor relations services between the Company and Joel Arberman. Due to the ability of Arberman. to determine when and whether it will sell any Shares under this Prospectus, the Company is not able to determine the exact number of shares that Arberman will actually sell pursuant to this Prospectus.

          The Arberman Options entitle the holder to purchase 45,000 shares of the Common Stock at an exercise price of $5.50 per share. The Perry Options have no dividend, voting or preemption rights. The holder of the Arberman Options are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company. The Arberman Options expire April 2, 2000.

Zazoff Associates, L.L.C.

            The Common Stock and warrants held by Zazoff is included herein pursuant to the registration rights provided for in an agreement for investor relations services between the Company and Zazoff. Due to the ability of Zazoff to determine
<PAGE 13> when and whether it will sell any Shares under this
Prospectus, the Company is not able to determine the exact number of shares that Zazoff will actually sell pursuant to this Prospectus.

          The Zazoff Warrants entitle the holder to purchase 8000 shares of the Common Stock at an exercise price of $6.00 per share. The Zazoff Warrants have no dividend, voting or preemption rights. The holder of the Zazoff Warrants are entitled solely to exercise their rights with respect to the purchase of the Common Stock of the Company.

General

          The following table identifies each Selling Security Holder based upon information provided to the Company, set forth as of September 30, 1998, with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Security Holders and the shares of Common Stock beneficially owned by the Selling Security Holders which are not covered by this Prospectus. No Selling Security Holders or its affiliates have held any position, office or other material relationship with the Company. The percentage figures reflected in the table are based upon (1) conversion of all shares of Preferred Stock into shares of Common Stock at an assumed conversion price of $1.95 per share, as provided in the Shaar Registration Rights,
(2) the exercise of all Shaar Warrants into shares of Common Stock, (3) the exercise of all the Perry Options into shares of Common Stock, (4) 2,246,317 shares of Common stock issued and outstanding as of September 30, 1998. All Warrants and Options are convertible at a one to one conversion rate.

                                                       Common
Shares to be
Name of Selling              Common Shares owned       offered to
Selling          Ownership Percentage
Security Holder            prior to Registration         Security
Holder              of Common Stock
Shaar Fund, Ltd                      0
906,730                   0.0%
Perry & Co                           0
45,000                   0.0%
Joel Arberman                        0
45,000                   0.0%
Malachi Group, Inc                   0
8,500                   0.0%
Peter Baxter, Jr.                 1000
8,500                   0.0%
Zazoff Associates, LLC            2000
8,000                   0.0%


                      PLAN OF DISTRIBUTION

     The registration statement of which this Prospectus forms a part has been filed pursuant to the registration rights agreement entered into between the Registrant and the Shaar Fund dated August 7, 1998. To the Company's knowledge, as of the date hereof, neither of the Selling Security Holders has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered by either of them, nor does the Company know the identity of the
<PAGE 14> brokers or market makers which might participate in such offering.

     The Shares covered hereby may be offered and sold from time to time by the Selling Security Holders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner, and size of each sale. Such sale may be made on the OTC Bulletin Board of otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods:
(a) a block trade in which the broker-dealer engaged by a Selling Security Holder will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the best of the Company's knowledge, neither of the Selling Security Holders has, as of the date hereof, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by a Selling Security Holder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a Selling Security Holder in amounts to be negotiated.

     In offering the Shares, the Selling Security Holders and any broker-dealers who execute sales for the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Security Holders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

     Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     There can be no assurance that a Selling Security Holders will sell any or all of the shares of Common Stock registered hereby.

         DESCRIPTION OF THE SECURITIES TO BE REGISTERED

General

          The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.0001 par value per share, and 5,000,000 shares of undesignated Preferred Stock. As of the
<PAGE 15> date of this Prospectus, there were 2,246,317 shares of
Common Stock issued and outstanding. As of September 30, 1998, the Common Stock is held of record by approximately 392 stockholders.

Common Stock

          Holders of Common Stock have the right to cast one vote, in person or by proxy, for each share owned of record on the record date (as defined in the Company's by-laws) on all matters submitted to a vote of the holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares voting for the election of the class of directors to be elected by the Common Stock can elect all of such directors, and, in such event, the holders of the remaining shares of Common Stock will be unable to elect any of the Company's directors.

          Holders of the Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefor, when, as and if declared by the Board of Directors and are also entitled to share ratably in all of the assets of the Company available for distribution to holders of shares of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscription or conversion rights. All outstanding shares of Common Stock are, and those shares of Common Stock offered hereby will be, validly issued, fully paid and non-assessable.

                          LEGAL MATTERS

          Certain legal matters relating to the Common Stock offered hereby have been passed upon for the Company by the law firm of Stevens & Lee, Wayne, Pennsylvania and Lancaster,
Pennsylvania.

                             EXPERTS

          The consolidated financial statements of DynamicWeb Enterprises, Inc. and Design Crafting, Inc. incorporated by reference or appearing in this Prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent indicated in their reports thereon (which with respect to DynamicWeb Enterprises, Inc. contains an explanatory paragraph with respect to substantial doubt as to the ability of such company to continue as a going concern) also appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such financial statements have been incorporated herein by reference or included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.
  <PAGE 16>
    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the provisions set forth in the company's articles of incorporation, the company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                      DESIGN CRAFTING, INC.


                      FINANCIAL STATEMENTS


                 September 30, 1997   PAGE F-1

Contents

                                                             Page

Financial Statements

Independent auditors' report................................   1

Balance sheet as of September 30, 1997......................   2

Statements of income for the years ended
September 30, 1997 and 1996.................................   3

Statement of changes in stockholder's equity
for each of the years ended September 30, 1997
and 1996....................................................   4

Statements of cash flows for the years ended
September 30, 1997 and 1996.................................   5

Notes to financial statements...............................   6
  PAGE F-2

INDEPENDENT AUDITORS' REPORT

Board of Directors
Design Crafting, Inc.


We have audited the accompanying balance sheet of Design Crafting, Inc. as of September 30, 1997, and the related statements of income, changes in stockholder's equity and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Design Crafting, Inc. as of September 30, 1997, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.



/s/ Richard A. Eisner & Company, LLP

Florham Park, New Jersey
July 10, 1998
  PAGE F-3

Balance Sheet
September 30, 1997

ASSETS
Current assets:
  Cash                                                    $ 5,015
  Accounts receivable                                      56,812
  Prepaid expenses and other current assets                   468
    Total current assets                                   62,295
Equipment, net of accumulated depreciation of $6,662        4,602
                                                          $66,897

LIABILITIES

Current liabilities:
  Accounts payable and accrued expenses                   $30,597
  Taxes payable - current                                   1,480
  Taxes payable - deferred                                  6,195
    Total current liabilities                              38,272

STOCKHOLDER'S EQUITY

  Common stock, no par value, authorized 1,000
   shares issued and outstanding 100 shares                 1,000
  Retained earnings                                        27,625
    Total stockholder's equity                             28,625
                                                          $66,897
  PAGE F-4

Statements of Income

                                              Year Ended
                                             September 30,
                                           1997         1996

Revenues - services                       $462,541     $311,363
Cost of services                           384,244      241,427
Gross profit                                78,297       69,936
Expenses:
  Selling, general and administrative       65,772       58,905
Income before taxes                         12,525       11,031
Income taxes                                 3,250        2,870
Net income                                $  9,275     $  8,161
  PAGE F-5

Statements of Changes in Stockholder's Equity

                                     Common Stock
                                 Number of               Retained
                                  Shares       Amount    Earnings
  Total
Balance, October 1, 1995            100        $1,000    $10,189
  $11,189
Net income                           --            --      8,161
    8,161
Balance, September 30, 1996         100         1,000     18,350
   19,350
Net income                           --            --      9,275
    9,275
Balance, September 30, 1997         100        $1,000    $27,625
  $28,625

  PAGE F-6

Statements of Cash Flows

                                                        Year
Ended
                                                       September
30,
                                                     1997
1996
Cash flows from operating activities:
  Net income                                         $ 9,275
$ 8,161
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                     2,948
    648
      Deferred income taxes                            1,390
  2,700
      Changes in:
        Accounts receivable                             (867)
(29,993)
        Prepaid expenses and other current assets        718
    687
        Accounts payable and accrued expenses        (10,249)
 18,691
        Taxes payable                                  1,310
   (725)
          Net cash provided by operating activities    4,525
    169
Cash flows from investing activities:
  Purchase of equipment                               (6,902)
 (1,296)
Net decrease in cash                                  (2,377)
 (1,127)
Cash, beginning                                        7,392
  8,519
Cash, ending                                         $ 5,015
$ 7,392

Supplemental disclosure of cash flow information:
  Cash paid for:
    Income taxes                                     $   550
$   895

  PAGE F-7

Note A - Summary of Significant Accounting Policies and Basis of
Presentation

[1]  Operations:

     Design Crafting, Inc. (the "Company") is a software developer and provides services primarily to customers in the distribution, retail and financial industries.

     In 1997, two customers and in 1996 one customer accounted for approximately 91% and 99% of revenues, respectively. As of September 30, 1997, two customers represented 100% of accounts receivable. No allowance for bad debts is required.

[2]  Revenue recognition:

     Revenue is recognized as the work is performed and services are provided at the customer's locations.

[3]  Use of estimates:

     The financial statements were prepared on an accrual basis in conformity with generally accepted accounting principles; estimates and assumptions were utilized to quantify certain components of the financial statements in the absence of specific amounts of the respective assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

[4]  Equipment:

     Equipment is recorded at cost less accumulated depreciation.

     Depreciation is provided using accelerated and straight-line methods over the estimated lives of the assets
     (2 to 3 years).

[5]  Income taxes:

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS 109") which requires use of the liability method of Accounting for Income Taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income taxes arise from temporary differences resulting primarily from income and expense items being reported on an accrual basis for financial statement purposes and on a cash basis for tax purposes. As a result, the Company had deferred federal and state liabilities of $6,195 as of September 30, 1997.
  <PAGE F-8>
Note B - Employee Benefit Plans

The Company has a qualified simplified employee pension (SEP) under Section 408(k) of the Internal Revenue Code. Employer contributions under a SEP are discretionary and are excluded from the participants taxable income to the extent of 15% of the participant's compensation subject to limits. The Company's contributions to the plan were $25,742 and $7,573 for the years ended September 30, 1997 and 1996, respectively.

Note C - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

Wages                         $18,486
Payroll taxes                   2,544
Employee benefit plan           7,796
Other                           1,771
                              $30,597
Note D - Income Taxes

                                             Year Ended
                                            September 30,
                                          1997         1996

Current tax expenses:

  Federal                                 $1,120       $   20
  State                                      740          150
                                           1,860          170
Deferred tax expenses:
  Federal                                    830        1,700
  State                                      560        1,000
                                           1,390        2,700
Provision for taxes                       $3,250       $2,870

The differences between the statutory income tax rate of 34% and the income taxes reported on the statement of income and retained earnings are as follows:

                                               Year Ended
September 30,
                                              1997
   1996
Statutory rate                          $ 4,259     34%        $
3,751     34%
Reduction due to graduated
  income tax rate                        (2,380)   (19)
(2,096)   (19)
State taxes, net of federal benefit       1,105      9
978      9
Other                                       266      2
237      2
Provision for taxes                     $ 3,250     26%        $
2,870     26%

  <PAGE F-9>
Note E - Business Combination

On May 1, 1998, the Company completed a merger with Dynamicweb Enterprises, Inc. (Dynamicweb) by exchanging all of its issued and outstanding stock for 92,500 shares of common stock of Dynamicweb with a provision for up to an additional 10,000 shares to be calculated under a formula based on the value at closing and the realization of certain assets within 120 days of the closing.
  PAGE F-10

DYNAMICWEB ENTERPRISES, INC. AND SUBSIDIARIES


Unaudited Pro Forma Condensed Financial Statements

     On May 1, 1998, DynamicWeb Enterprises, Inc. and subsidiaries (the "Company") completed a stock-for-stock exchange transaction with Design Crafting, Inc. ("Design") which will be accounted for as a purchase in accordance with Accounting Principle Board No. 16. The following unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 1997 and the unaudited pro forma consolidated balance sheet as of September 30, 1997 are adjusted to give effect to the combination with Design by the issuance by the Company of 92,500 of its common shares in exchange for 100% of the Design shares as if such transaction had occurred on October 1, 1996 for the purposes of presenting pro forma statement of operations data and as of September 30, 1997, for presenting the pro forma balance sheet data.

     The unaudited condensed pro forma consolidated balance sheet and statement of operations should be read in conjunction with the notes thereto and the audited financial statements of the Company and Design and the notes thereto. The pro forma information is not necessarily indicative of what the financial position and results of operations would have been had the transactions occurred earlier, nor do they purport to represent the future financial position or results of operations of DynamicWeb Enterprises, Inc. and subsidiaries.

Unaudited Pro Forma Condensed Financial Statement Adjustments

[1]       To record the preliminary allocation of the purchase of
     Design valued at $474,063. The pro forma information includes the issuance of 92,500 shares of the Company's common stock on May 1, 1998. It does not reflect any contingently issuable shares, up to 10,000, that may be issued in the event that the Company collects certain amounts from the realization of certain assets reported on the Design Crafting, Inc. balance sheet as of May 1, 1998.

[2]       To record amortization of excess of cost over net
     assets of acquired business over ten years.

[3]       The pro forma weighted average number of shares
     outstanding is as follows:

          (a) Includes 654,597 shares of the Company's common stock subsequently contributed by certain of the Company's shareholders in exchange for 125,000 warrants.

          (b) 92,500 shares issued in connection with the purchase transaction as if they were outstanding for the entire period presented. <PAGE F-11>
  PAGE F-12

DynamicWeb Enterprises, Inc. and Subsidiaries
Pro Forma Consolidated Balance Sheet Data
Unaudited


Historical

--------------------------------------
                                                    DynamicWeb
                                                 Enterprises,
Inc.       Design
                                                 and Subsidiaries
   Crafting, Inc.       As Revised       As Revised
                                                      as of
       as of             Pro Forma       Pro Forma
                                                September 30,
1997   September 30, 1997    Adjustments     Consolidated

------------------   ------------------    -----------
------------

                                       (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                        $  188,270
     $  5,015                           $  193,285
  Accounts receivable, less allowance for
    doubtful accounts                                 100,425
       56,812                              157,237
  Prepaid and other current assets                     20,738
          468                               21,206
                                                   ----------
     --------                           ----------
      Total current assets                            309,433
       62,295                              371,728
Property and equipment                                284,512
        4,602                              289,114
Excess of cost over net assets of acquired
  business
                        $445,438           445,438
Patents and trademarks, less accumulated
  amortization                                         21,808
                                            21,808
Customer list, less accumulated amortization           83,333
                                            83,333
Deferred registration costs                           128,169
                                           128,169
Other assets and fees                                  60,461
                                            60,461
                                                   ----------
     --------           --------        ----------
                                                   $  887,716
     $ 66,897           $445,438        $1,400,051
                                                   ==========
     ========           ========        ==========
LIABILITIES
Current liabilities:
  Accounts payable                                 $  182,340
                                        $  182,340
  Accrued expenses                                    165,941
     $ 30,597                              196,538
  Current maturities of long-term debt                  7,925
                                             7,925
  Loan payable - banks                                 24,049
                                            24,049
  Loans from stockholders                             117,163
                                           117,163
  Deferred revenue                                     15,065
                                            15,065
  Subordinated notes payable                          840,873
                                           840,873
  Taxes payable - current
        1,480                                1,480
  Taxes payable - deferred
        6,195                                6,195
                                                   ----------
     --------                           ----------
      Total current liabilities                     1,353,356
       38,272                            1,391,628

Long-term debt, less current maturities               185,811
                                           185,811
                                                   ----------
     --------                           ----------
                                                    1,539,167
       38,272                            1,577,439
                                                   ----------
     --------                           ----------
CAPITAL DEFICIENCY

                        $ (1,000)(1)
Common stock                                              214
        1,000                  9 (1)           223
Additional paid-in capital                          3,530,324
                         474,054 (1)     4,004,378
Unearned portion of compensatory stock options       (204,000)
                                          (204,000)
Accumulated deficit                                (3,577,989)
       27,625            (27,625)(1)    (3,577,989)
                                                   ----------
     --------           --------        ----------
                                                     (251,451)
       28,625            445,438           222,612
Less treasury stock                                  (400,000)
                                          (400,000)
                                                   ----------
     --------           --------        ----------
      Total capital deficiency                       (651,451)
       28,625            445,438          (177,388)
                                                   ----------
     --------           --------        ----------
                                                   $  887,716
     $ 66,897           $445,438        $1,400,051
                                                   ==========
     ========           ========        ==========

  PAGE F-13

DynamicWeb Enterprises, Inc. and Subsidiaries
Pro Forma Consolidated Statement of Operations Data
Unaudited


Historical

---------------------------------------
                                                    DynamicWeb
                                                 Enterprises,
Inc.       Design
                                                 and Subsidiaries
   Crafting, Inc.       As Revised       As Revised
                                                for the year
ended    for the year ended   Pro Forma       Pro Forma
                                                September 30,
1997    September 30, 1997   Adjustments     Consolidated


                                        (Unaudited)
Net sales:
  System sales                                     $  116,106
                                        $  116,106
  Services                                            521,071
     $462,541                              983,612
                                                   ----------
     --------                           ----------

                                                      637,177
      462,541                            1,099,718
                                                   ----------
     --------                           ----------

Cost of sales:
  System sales                                         40,323
                                            40,323
  Services                                            213,180
      384,244                              597,424
                                                   ----------
     --------                           ----------

                                                      253,503
      384,244                              637,747
                                                   ----------
     --------                           ----------

Gross profit                                          383,674
       78,297                              461,971
                                                   ----------
     --------                           ----------

Expenses:
  Selling, general and administrative               1,854,686
       65,772          $ 44,543 (2)      1,965,001
  Research and development                            234,808
                                           234,808
                                                   ----------
     --------          --------         ----------

                                                    2,089,494
       65,772            44,543          2,199,809
                                                   ----------
     --------          --------         ----------

Operating income (loss)                            (1,705,820)
       12,525           (44,543)        (1,737,838)
Purchased research and development                   (713,710)
                                          (713,710)
Interest expense                                     (770,041)
                                          (770,041)
Interest income                                         5,068
                                             5,068
                                                   ----------
     --------          --------         ----------

Income (loss) before income taxes                  (3,184,503)
       12,525           (44,543)        (3,216,521)
Income tax (expense) benefit                           21,700
       (3,250)                              18,450
                                                   ----------
     --------          --------         ----------

Net income (loss)                                 $(3,162,803)
     $  9,275          $(44,543)       $(3,198,071)
                                                  ===========
     ========          ========        ===========

Pro forma net loss per pro forma weighted
  average number of shares outstanding
                                            $(2.16)

                                            ======
Pro forma weighted average number of shares
  outstanding                                       1,386,383
(3)(a)                        92,500 (3)(b)   1,478,883
                                                   ==========
                       ========        ===========

  PAGE F-14

                        TABLE OF CONTENTS

Prospectus Summary........................................   1

Recent Events.............................................   2

Risk Factors..............................................   3

Selling Security Holders..................................  16

Plan of Distribution......................................  18

Description of Securities to be Registered................  20

Additional Information....................................  20

Legal Matters.............................................  20

Experts...................................................  20

Financial Statements......................................  F-1
  PAGE F-15

                             PART II

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with filing this Registration Statement:

Securities and Exchange Commission filing fee.......   $   911.32

Printing and Engraving Expenses.....................     1,000.00

Accounting Fee and Expenses.........................     7,500.00
Legal Fees and Expenses.............................    25,000.00

 Miscellaneous......................................       500.00
Reimbursement of Legal Fees and Expenses to
  Shaar Fund, Ltd...................................     5,000.00
     Total..........................................   $39,911.32

Item 15.  Indemnification of Directors and Officers.

     The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify any person who is or was a director, officer, employee or agent of the Registrant to the fullest extent permitted by the New Jersey Business Corporation Act (the "NJBCA"), and to the fullest extent otherwise permitted by law. The NJBCA permits a New Jersey corporation to indemnify its directors, officers, employees and agents against liabilities and expenses they may incur in such capacities in connection with any proceeding in which they may be involved, unless a judgment or other final adjudication adverse to the director, officer, employee or agent in question establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty (as defined in the NJBCA) to the Registrant or its shareholders,
(b) were not in good faith or involved a knowing violation of law or (c) resulted in the receipt by the director, officer, employee or agent of an improper personal benefit.

     Pursuant to the Registrant's Certificate of Incorporation and the NJBCA, no director or officer of the Registrant shall be personally liable to the Registrant or to any of its shareholders for damages for breach of any duty owed to the Registrant or its shareholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of such director's or officer's duty of loyalty (as defined in the NJBCA) to the Registrant or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.

     In addition, the Registrant's Bylaws include provisions to indemnify its officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if
<PAGE II-1> such person acted in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in the Bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct.

Item 16.  Exhibits and Financial Statement Schedules.

                          EXHIBIT INDEX
Exhibit
Number    Title

3.1.10 Amendment to the Certificate of Incorporation of DynamicWeb Enterprises, Inc. dated August 6, 1998, as filed with the State of New Jersey on August 7, 1998**

5.1       Form of Opinion of Stevens & Lee:  Legality**

10.1 Release and Severance Agreement dated February 12, 1993 between Seahawk Capital Corporation and Robert S. Friedenberg (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

10.2      Agreement dated February 24, 1995 between the
          Registrant and Jonathan B. Lassers as to the purchase of common stock (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.3 Amendment Agreement dated May 1, 1995 between the Registrant and Jonathan B. Lassers as to the purchase of common stock and common stock purchase warrants (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.4 Agreement dated February 29, 1996 between the Registrant and Jonathan B. Lassers as to the exchange of common stock for his common stock purchase warrants (incorporated by reference to Exhibit 10.4 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).
  <PAGE II-2>
10.5 Stock Exchange Agreement dated as of December 31, 1994 among the Registrant, John C. Fitton and Seahawk Overseas Exploration Corporation (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.6 Stock Purchase Agreement dated March 5, 1996 among the Registrant, DynamicWeb Transaction Systems, Inc. ("DWTS") and the shareholders of DWTS (incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.7 Amendment to Stock Purchase Agreement dated May 14, 1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(A) to Registrant's annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.8      Amendment to Stock Purchase Agreement dated June 13,
          1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(B) to Registrant's Form 10-
          QSB for the period ended March 31, 1996).

10.9 Stock Purchase Agreement dated September 30, 1996 among the Registrant, Megascore, Inc. and the shareholders of Megascore, Inc. (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated November 30, 1996).

10.10 Stock Purchase Agreement dated November 30, 1996 among the Registrant, Software Associates, Inc. and
          Kenneth R. Konikowski (incorporated by reference to
          Exhibit 2 to the Registrant's Current Report on Form -K dated November 30, 1996).

10.11 Amendment to Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.11 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.12 Lock-Up Agreement dated November 30, 1996 among the Registrant, Steve L. Vanechanos, Jr. and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.12 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.13 Employment Agreement dated December 1, 1996 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.13 filed with Registrant's Report on Form 10.KSB for the year ended September 30,
          1996).
  <PAGE II-3>
10.14 Employment Agreement dated May 1, 1998 between the Registrant and Douglas Eadie **

10.15 DynamicWeb Enterprises, Inc. 1997 Employee Stock Option Plan (incorporated by reference to Annex B to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.16 DynamicWeb Enterprises, Inc. 1997 Stock Option Plan for Outside Directors (incorporated by reference to Annex C to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.17 Lease Agreement dated November 1, 1996 between Beauty and Barber Institute, Inc. and DynamicWeb Transaction Systems, Inc. (incorporated by reference to Exhibit 10.16 filed with Registrant's Report on
          Form 10-KSB for the year ended September 30, 1996).

10.18 Lease Agreement dated November 1, 1994 between Software Associates, Inc. and The Mask Group (incorporated by reference to Exhibit 10.17 filed with Registrant's Report on Form 10-KSB for the year ended September 30,
          1996).

10.19     Amendment No. 1 to Lease Agreement between Software
          Associates, Inc. and The Mask Group (incorporated be reference to Exhibit 3 to the Registrant's Form 8-K dated September 9, 1997).

10.20     Employment Agreement dated August 26, 1997 between the
          Registrant and James D. Conners (incorporated by reference to Exhibit 1 to Registrant's Form 8-K dated
          September 9, 1997).

10.21 Form of financial Consulting Agreement between the Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.20 to Registrant's SB-2 filed
          September 15, 1997).

10.22     Form of Mergers and Acquisition Agreement between the
          Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.21 to Registrant's SB-2 filed
          September 15, 1997).

10.23 Letter of amendment dated November 20, 1997 amending Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.22 to Registrant's SB-2 filed September 15, 1997).

10.24 Letter of Amendment dated December 15, 1997 amending Stock Purchase Agreement dated April 7, 1997 between
          <PAGE II-4> the Registrant and Kenneth R. Konikowski
          (incorporated by reference to Exhibit 10.23 to Registrant's SB-2 filed September 15, 1997).

10.25 Form of Warrant and Warrant Agreement with certain shareholders of Registrant (incorporated by reference to Exhibit 10.24 to Registrant's SB-2 filed
          September 15, 1997).

10.26 Securities Purchase Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.**

10.27 Registration Rights Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.**

10.28     Service Agreement and Option Grant with Perry & Co.
          dated April 2, 1998.*

10.29     Letter Agreement dated December 3, 1998 between
                DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.*

16.1      Letter on change in certifying account (R. Andrew
          Gately & Co.) (incorporated by reference to
          Exhibit 16.1 to Registrant's Current Report on Form 8-K dated February 19, 1997.

16.2 Letter on change in certifying accountant (Allen G. Roth, P.A.) (incorporated by reference to Exhibit 16.2 to the Registrant's Current Report on Form 8-K dated February 19, 1997, as amended by amendment dated
          March 12, 1997).

23.1      Consent of Stevens & Lee (included in Exhibit 5.1)

23.2      Consent of Richard A. Eisner & Company, LLP*

*    Filed herewith
**      Previously filed

Item 17.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)  To include any prospectus required by
          section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post
          <PAGE II-5>-effective amendment thereof) which,
          individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
  PAGE II-6

                           SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned in the City of Fairfield, State of New Jersey on November 11, 1998.

                              DYNAMICWEB ENTERPRISES, INC.

                              By:/s/ Steven L. Vanechanos, Jr.
                                   Steven L. Vanechanos, Jr.
                                   Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven L. Vanechanos, Jr., James D. Conners, Steve Vanechanos, Sr., and Steven F. Ritner, Esquire, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed below by the following persons and in the capacities and on the dates stated.

/s/STEVEN L. VANECHANOS, JR.    Chief Executive     Dec. 28, 1998
    Steven L. Vanechanos, Jr.   Officer and Director

/s/ STEVE VANECHANOS, SR.       Treasurer, Chief    Dec. 28, 1998
    Steve Vanechanos, Sr.       Financial Officer,
                                and Chief Accounting
                                Officer, Director

/s/ F. PATRICK AHEARN           Director            Dec. 28, 1998
    F. Patrick Ahearn

/s/ DENIS CLARK                 Director            Dec. 28, 1998

  Denis Clark

/s/ FRANK T. DiPALMA            Director            Dec. 28, 1998
    Frank T. DiPalma
  <PAGE II-7>
/s/ ROBERT DROSTE               Director            Dec. 28, 1998
    Robert Droste

/s/ KENNETH R. KONIKOWSKI       Director            Dec. 28, 1998
    Kenneth R. Konikowski
  PAGE II-8

                          EXHIBIT INDEX

Exhibit
Number                         Title

3.1.10 Amendment to the Certificate of Incorporation of DynamicWeb Enterprises, Inc. dated August 6, 1998, as filed with the State of New Jersey on August 7, 1998**

5.1       Form of Opinion of Stevens & Lee:  Legality**

10.1 Release and Severance Agreement dated February 12, 1993 between Seahawk Capital Corporation and Robert S. Friedenberg (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

10.2      Agreement dated February 24, 1995 between the
          Registrant and Jonathan B. Lassers as to the purchase of common stock (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.3 Amendment Agreement dated May 1, 1995 between the Registrant and Jonathan B. Lassers as to the purchase of common stock and common stock purchase warrants (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.4 Agreement dated February 29, 1996 between the Registrant and Jonathan B. Lassers as to the exchange of common stock for his common stock purchase warrants (incorporated by reference to Exhibit 10.4 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.5 Stock Exchange Agreement dated as of December 31, 1994 among the Registrant, John C. Fitton and Seahawk Overseas Exploration Corporation (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K dated as of May 8, 1995).

10.6 Stock Purchase Agreement dated March 5, 1996 among the Registrant, DynamicWeb Transaction Systems, Inc. ("DWTS") and the shareholders of DWTS (incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-KSB for the year ended December 31,
          1995).

10.7 Amendment to Stock Purchase Agreement dated May 14, 1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(A) to Registrant's annual
          <PAGE II-9> Report on Form 10-KSB for the year ended
          December 31, 1995).

10.8      Amendment to Stock Purchase Agreement dated June 13,
          1996 between the Registrant and DWTS (incorporated by reference to Exhibit 10.14(B) to Registrant's Form 10-
          QSB for the period ended March 31, 1996).

10.9 Stock Purchase Agreement dated September 30, 1996 among the Registrant, Megascore, Inc. and the shareholders of Megascore, Inc. (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated November 30, 1996).

10.10 Stock Purchase Agreement dated November 30, 1996 among the Registrant, Software Associates, Inc. and
          Kenneth R. Konikowski (incorporated by reference to
          Exhibit 2 to the Registrant's Current Report on Form -K dated November 30, 1996).

10.11 Amendment to Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.11 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.12 Lock-Up Agreement dated November 30, 1996 among the Registrant, Steve L. Vanechanos, Jr. and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.12 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.13 Employment Agreement dated December 1, 1996 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.13 filed with Registrant's Report on Form 10.KSB for the year ended September 30,
          1996).

10.14     Employment Agreement dated May 1, 1998 between the
          Registrant and Douglas Eadie **

10.15 DynamicWeb Enterprises, Inc. 1997 Employee Stock Option Plan (incorporated by reference to Annex B to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange Act of 1934).

10.16 DynamicWeb Enterprises, Inc. 1997 Stock Option Plan for Outside Directors (incorporated by reference to Annex C to the Registrant's Information Statement filed May 15, 1997, pursuant to Section 14(c) of the Securities Exchange act of 1934).

10.17 Lease Agreement dated November 1, 1996 between Beauty and Barber Institute, Inc. and DynamicWeb Transaction
          <PAGE II-10> Systems, Inc. (incorporated by reference
          to Exhibit 10.16 filed with Registrant's Report on Form 10-KSB for the year ended September 30, 1996).

10.18 Lease Agreement dated November 1, 1994 between Software Associates, Inc. and The Mask Group (incorporated by reference to Exhibit 10.17 filed with Registrant's Report on Form 10-KSB for the year ended September 30,
          1996).

10.19     Amendment No. 1 to Lease Agreement between Software
          Associates, Inc. and The Mask Group (incorporated be reference to Exhibit 3 to the Registrant's Form 8-K dated September 9, 1997).

10.20     Employment Agreement dated August 26, 1997 between the
          Registrant and James D. Conners (incorporated by reference to Exhibit 1 to Registrant's Form 8-K dated
          September 9, 1997).

10.21 Form of financial Consulting Agreement between the Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.20 to Registrant's SB-2 filed
          September 15, 1997).

10.22     Form of Mergers and Acquisition Agreement between the
          Registrant and H.J. Meyers & Co., Inc. (incorporated by reference to Exhibit 10.21 to Registrant's SB-2 filed
          September 15, 1997).

10.23 Letter of amendment dated November 20, 1997 amending Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.22 to Registrant's SB-2 filed September 15, 1997).

10.24 Letter of Amendment dated December 15, 1997 amending Stock Purchase Agreement dated April 7, 1997 between the Registrant and Kenneth R. Konikowski (incorporated by reference to Exhibit 10.23 to Registrant's SB-2 filed September 15, 1997).

10.25 Form of Warrant and Warrant Agreement with certain shareholders of Registrant (incorporated by reference to Exhibit 10.24 to Registrant's SB-2 filed
          September 15, 1997).

10.26 Securities Purchase Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.**

10.27 Registration Rights Agreement dated August 7, 1998 between DynamicWeb Enterprises, Inc. and Shaar Fund
          Ltd.**
  <PAGE II-11>
10.28     Service Agreement and Option Grant with Perry & Co.
          dated April 2, 1998.*

10.29     Letter Agreement dated December 3, 1998 between
          DynamicWeb Enterprises, Inc. and Shaar Fund Ltd.*

16.1      Letter on change in certifying account (R. Andrew
          Gately & Co.) (incorporated by reference to
          Exhibit 16.1 to Registrant's Current Report on Form 8-K dated February 19, 1997.

16.2 Letter on change in certifying accountant (Allen G. Roth, P.A.) (incorporated by reference to Exhibit 16.2 to the Registrant's Current Report on Form 8-K dated February 19, 1997, as amended by amendment dated march 12, 1997).

23.1      Consent of Stevens & Lee (included in Exhibit 5.1)

23.2      Consent of Richard A. Eisner & Company, LLP*

*    Filed herewith
**      Previously filed

  <PAGE II-12>